                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13d
                                (Amendment No. )*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      AMERICAN SAFETY INSURANCE GROUP, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G02995101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DAVID M.W. HARVEY
                            HOT CREEK CAPITAL, L.L.C.
                              POST OFFICE BOX 3178
                           GARDNERVILLE, NEVADA 89410
                                 (775) 265-3016
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 14, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G02995101
--------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             HOT CREEK CAPITAL, L.L.C.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

--------------------------------------------------------------------------------
  3. SEC Use Only


--------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)
             Not Applicable

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
             Not Applicable

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization
             NEVADA
--------------------------------------------------------------------------------
Number of                  7. Sole Voting Power
Shares
Beneficially
Owned by                   8. Shared Voting Power
Each                                 232,200
Reporting
Person With                9. Sole Dispositive Power


                          10. Shared Dispositive Power
                                     232,200

--------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person
             232,200

--------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
             Not Applicable

--------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)
             4.9%

--------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)
             OO

CUSIP No. G02995101
--------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            HOT CREEK INVESTORS, L.P.

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)

--------------------------------------------------------------------------------
 3. SEC Use Only

--------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
          WC

--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
          Not Applicable

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
          NEVADA

--------------------------------------------------------------------------------
Number of                7. Sole Voting Power
Shares
Beneficially
Owned by                 8. Shared Voting Power
Each                            232,200
Reporting
Person With              9. Sole Dispositive Power


                        10. Shared Dispositive Power
                                232,200
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
            232,200

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
            Not Applicable

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
            4.9%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
            PN

CUSIP No. G02995101
--------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            DAVID M.W. HARVEY

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)

--------------------------------------------------------------------------------
 3. SEC Use Only


--------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
           Not Applicable

--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
           Not Applicable

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
           U.S.A.

--------------------------------------------------------------------------------
Number of           7. Sole Voting Power
Shares
Beneficially        8. Shared Voting Power
Owned by                    232,200
Each                9. Sole Dispositive Power
Reporting
Person With        10. Shared Dispositive Power
                            232,200

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
            232,200

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
            Not Applicable

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
            4.9%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
            IN

CUSIP No. G02995101
--------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            THE JEFFREY PINE TRUST CO. I, L.L.C.

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)

--------------------------------------------------------------------------------
 3. SEC Use Only


--------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
           WC

--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
           Not Applicable

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
           NEVADA

--------------------------------------------------------------------------------
Number of          7. Sole Voting Power
Shares
Beneficially
Owned by           8. Shared Voting Power
Each                         13,800
Reporting
Person With        9. Sole Dispositive Power


                  10. Shared Dispositive Power
                             13,800

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
            13,800

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
             Not Applicable

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
            0.3%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
            OO

CUSIP No. G02995101
--------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             EVELYNE C.V. HARVEY

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

--------------------------------------------------------------------------------
  3. SEC Use Only


--------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)
            Not Applicable

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
            Not Applicable

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization
            U.S.A.

--------------------------------------------------------------------------------
Number of           7. Sole Voting Power
Shares
Beneficially
Owned by            8. Shared Voting Power
Each                        13,800
Reporting
Person With         9. Sole Dispositive Power


                   10. Shared Dispositive Power
                            13,800

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
            13,800

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
            Not Applicable

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
            0.3%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. G02995101


Item 1. Security and Issuer


        The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, ("Stock") of American Safety Insurance Group, LTD., a Bermuda corporation (the "Issuer"). The Issuer's Stock is traded on the New York Stock Exchange and is listed under the symbol "ASI" The principal executive offices of the Issuer are located at 44 Church Street (P.O. Box HM2064) Hamilton, HM HX, Bermuda.

Item 2: Identity & Background

        (a) Name of Person Filing:

                  This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital L.L.C. (the "General Partner"),
                  (ii) Hot Creek Investors, L.P. ("Investors"), (iii) David M.
                  W. Harvey, the principal member of the General Partner and a beneficiary of the sole member of Jeffrey Pine, as hereafter defined, (iv) The Jeffrey Pine Trust Co. I, L.L.C. ("Jeffrey Pine," and together with Investors, the "Vehicles"), and (v) Evelyne C.V. Harvey, a beneficiary of the sole member of Jeffrey Pine ((i), (ii), (iii), (iv), and (v) being collectively, the "Filing Persons"). The Stock which is the subject of this Schedule 13D is held by the Vehicles. Except for Jeffrey Pine and Ms. Harvey, the Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Investors. Ms. Harvey exercises voting and investment power over the Stock held by Jeffrey Pine. Mr. Harvey and Ms. Harvey are husband and wife. The Filing Persons have entered into a Joint Filing Agreement, dated as of November 20, 2002, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

         (b) Residence or Business Address:

                  The residence or business address of each of the Filing Persons is:

                  Post Office Box 3178
                  Gardnerville, Nevada 89410

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services companies. Jeffrey Pine is a Nevada limited liability company formed for purposes including estate planning by Mr. Harvey and Ms. Harvey. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors. The principal member of the General Partner is Mr. Harvey. Ms. Harvey is the Managing Member of Jeffrey Pine. Each of the Filing Persons conduct their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

         (d) and (e):

                  During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

         (f) Citizenship:

                  Each of the Vehicles and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey and Evelyne C.V. Harvey are citizens of the U.S.A.

Item 3: Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the Stock covered by this statement is $1,520,252. Investors purchased the Stock which is the subject of this
         Schedule 13D in an account carried at Banc of America Securities, LLC. Jeffrey Pine purchased the Stock which is the subject of this 13D in an account carried at E.E. Powell & Co., Inc. No borrowed funds were used to purchase any Stock which is the subject of the Schedule 13D.

Item 4: Purpose of Transaction

         The purpose of the acquisition of the Stock by the Vehicles is for investment and the purchases of the shares of Stock by the Vehicles were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Although the acquisition of the shares of Stock by the Vehicles is for investment purposes, the Filing Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Vehicles may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time.

         None of the Filing Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Filing Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5: Interest in Securities of the Issuer

         (a) Based on Form 10-Q for the Quarterly Period ending September 30, 2002, the Issuer had 4,747,884 shares of Stock issued and outstanding on October 2, 2002. Accordingly, the 232,200 shares of Stock owned by Investors represents approximately
                  4.9 percent (4.9%) of the Issuer's issued and outstanding Stock as of October 2, 2002; the 66,000 shares of Stock owned by Jeffrey Pine represents approximately 0.3 percent (0.3%) of the Issuer's issued and outstanding Stock as of October 2, 2002; and the 228,600 shares of Stock owned by the Vehicles represent approximately 5.2 percent (5.2%) of the Issuer's issued and outstanding Stock as of October 2, 2002.

         (b) The General Partner has the power to vote or direct the voting of the Stock as of any record date subsequent to Investors purchases identified in Exhibit B, and the power to dispose or to direct the disposition of Stock held by Investors. Evelyne C.V. Harvey has the power to vote and direct the voting of the Stock as of any record date subsequent to Jeffrey Pine's purchases identified in Exhibit B. Because Mr. Harvey is the controlling person of the General Partner, he may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the Stock held by Investors. Mr. Harvey and Ms. Harvey are husband and wife. Each of Mr. Harvey, Ms. Harvey, and the General Partner disclaims beneficial ownership of the Stock that is the subject of this Schedule 13D.

         (c) Purchases in the last 60 days. See Exhibit B attached. The transactions identified in Exhibit B were effected through one or more brokers in the over-the-counter market.

         (d) No person other than the Filing Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Stock that is the subject of this Schedule 13D.

         (e)      Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as set forth herein, neither of the Filing Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin.


Item 7: Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement
         Exhibit B - Schedule of Purchases

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                           HOT CREEK CAPITAL, L.L.C.
                                           By:   /s/ David M. W. Harvey
Dated: November 20, 2002                   ----------------------------------
                                           Name: David M. W. Harvey
                                           Title: Managing Member

                                           HOT CREEK INVESTORS, L.P.
                                           By its General Partner
                                           HOT CREEK CAPITAL, L.L.C.
                                           By:   /s/ David M. W. Harvey
Dated: November 20, 2002                   ----------------------------------
                                           Name: David M. W. Harvey
                                           Title: Managing Member

                                           By:   /s/ David M. W. Harvey
Dated: November 20, 2002                   ----------------------------------
                                           Name: David M. W. Harvey

                                           THE JEFFREY PINE TRUST CO. I, L.L.C.
                                           By:   /s/ Evelyne C.V. Harvey
Dated: November 20, 2002                   ----------------------------------
                                           Name: Evelyne C.V. Harvey
                                           Title: Managing Member

                                           By:   /s/ Evelyne C. V. Harvey
Dated: November 20, 2002                   ----------------------------------
                                           Name: Evelyne C. V. Harvey

                                    Exhibit A
                                    ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                              ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.




HOT CREEK CAPITAL, L.L.C.
                                        By:   /s/ David M. W. Harvey
Dated: November 20, 2002                ----------------------------------
                                        Name: David M. W. Harvey
                                        Title: Managing Member

                                        HOT CREEK INVESTORS, L.P.
                                        By its General Partner
                                        HOT CREEK CAPITAL, L.L.C.
                                        By:   /s/ David M. W. Harvey
Dated: November 20, 2002                ----------------------------------
                                        Name: David M. W. Harvey
                                        Title: Managing Member

                                        By:   /s/ David M. W. Harvey
Dated: November 20, 2002                ----------------------------------
                                        Name: David M. W. Harvey

                                        THE JEFFREY PINE TRUST CO. I, L.L.C.
                                        By:   /s/ Evelyne C.V. Harvey
Dated: November 20, 2002                ----------------------------------
                                        Name: Evelyne C.V. Harvey
                                        Title: Managing Member

                                        By:   /s/ Evelyne C. V. Harvey
Dated: November 20, 2002                ----------------------------------
                                        Name: Evelyne C. V. Harvey

                                    Exhibit B
                                    ---------

                              SCHEDULE OF PURCHASES

                              ---------------------

Hot Creek Investors, L.P. acquisitions of and holdings in American Safety Insurance Group LTD. in the last 60 days.


      Date                Shares            Cost                Price/Share
      ----                ------            ----                -----------

    10/10/2002            2,100            14.679                  6.94
    10/15/2002            5,000            36,528                  7.26
    10/18/2002            2,000            15,358                  7.63
    11/07/2002            1,700            11,959                  6.98
    11/08/2002            5,000            36,500                  7.25



Jeffrey Pine Trust Co. I, L.L.C. acquisitions of and holdings in American Safety Insurance Group LTD. in the last 60 days.


      Date                Shares            Cost                Price/Share
      ----                ------            ----                -----------

    11/14/2002            13,800           95,435                  6.90